Via Facsimile and U.S. Mail
Mail Stop 6010


June 1, 2005


Mr. Jesse T. Correll
Chief Executive Officer
United Trust Group, Inc.
5250 South Sixth Street
Springfield, IL   62703

Re:	United Trust Group, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 000-16867

Dear Mr. Correll:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should amend your document in response to these comments.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-K for December 31, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment, or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment and we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results ...
`
Liquidity and Capital Resources

1. Please revise your discussion of cash flows, especially of your operating cash flows, to specifically address your sources and uses of cash. Please refer to Section IV.B. of Financial Reporting
Release 72.

2. Please provide the disclosures required by Item 303(a)(5) of
Regulation S-K.   In so doing, please include the expected
settlement
of the future policy benefits liability in the contractual obligation table. In this regard, please note that it would appear that your future policy benefits represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business, we believe the inclusion of these liabilities in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5).

3. "Net cash provided by operating activities plus policyholder contract deposits less policyholder contract withdrawals" appears to be a non-GAAP measure, as defined by Item 10(e)(2) of Regulation S-K.
Please tell us why this measure is not prohibited by Item 10(e)(1)(ii)(A) or remove the measure from your filing. If it is not prohibited and not removed, please provide the disclosures required by Item 10(e)(1)(i)(B).

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Under Products in Item 1. Business, we noted that the goal of your product portfolio is for it to consist of enough offerings to provide for the needs of the general public and existing policyholders. As such, please tell us how you have provided the disclosures required by paragraph 37 of SFAS 131. Otherwise, please tell us the disclosures you will provide to comply with paragraph 37.

1.  Organization and Summary of Significant Accounting Policies

H.  Reinsurance

5. Please tell us whether and to what extent liabilities related to policies assumed are more uncertain and susceptible to future changes than those you write directly due to the nature of the information (e.g. not being the direct writer) available to you at the time you record them, and tell us how you considered these uncertainties in your MD&A disclosure including critical accounting estimates.

6. In Schedule IV, we noted that the proportion of premiums on life insurance assumed to life insurance in force assumed is considerably less than the proportion for both your gross and ceded life insurance. Please clarify for us why the differences in the proportions exist and describe the types of risks you are assuming, compared with what you are writing and ceding.

Item 9A.  Controls and Procedures

7. We noted that your CEO and CFO concluded that your disclosure controls and procedures were effective in alerting them on a timely basis to material information required to be included in your periodic filings. Please revise your disclosures to clearly state whether your disclosure controls and procedures, as defined by Exchange Act Rule 13a-15, were effective, as the definition of disclosure controls and procedures would appear to encompass more than just the timely alerting of material information. Otherwise, please tell us how your disclosures comply with Item 307 of Regulation S-B.

Item 15.  Exhibits and Financial Statement Schedules

Exhibit 31.1 - Certificate of Chief Executive Officer pursuant to
Rule 13a-14(a)

8. Please revise this Exhibit and Exhibit 31.2 so that their language is exactly that same as the language in Item 601(b)(31) of Regulation
S-K.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      You may contact Ibolya Ignat, Staff Accountant, at (202)
551-
3656, or Oscar M. Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Jesse T. Correll
United Trust Group, Inc.
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